UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.)1

Aviat Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

41457P106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,293,340
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,293,340
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 195,660
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 195,660
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 137,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 98,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 137,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 431,660
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 431,660
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,293,340
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,293,340
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,725,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,725,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,725,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Aviat Networks, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 637 Davis Drive, Morrisville, North Carolina 27560.
.
Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Optimum Investments LLC, a Delaware limited liability company (“ROIL”), with respect to the Shares directly and beneficially owned by it;

(iv)	Cowen Overseas Investment LP, a Cayman Islands limited partnership (“COIL”), with respect to the Shares directly and beneficially owned by it;

(v)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), who serves as the sole shareholder of Navigation Master Fund;

(vi)
Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of each of Enterprise Master Fund and Navigation Master Fund, the managing member of ROIL and the general partner of COIL;

(vii)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(viii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(ix)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(x)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(xi)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xii)	Peter A. Cohen, who serves as one of the managing members of C4S;

CUSIP NO. 41457P106

(xiii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiv)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of ROIL, Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and COIL is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Navigation Master Fund, ROIL and COIL has been formed for the purpose of making equity and debt investments.  Enterprise Master Fund is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of each of Navigation Master Fund and Enterprise Master Fund, as the managing member of ROIL and as the general partner of COIL.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D or Schedule E, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 41457P106

(f)           Messrs. Cohen, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 3,725,000 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund and ROIL is approximately $15,119,142, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On July 7, 2010, Ramius delivered a letter to the Issuer's Chairman and CEO, Charles Kissner, the Issuer’s Board of Directors (the “Board”) and the Issuer’s Chief Financial Officer, Thomas L. Cronan III (the “July 7 Letter”).  In the July 7 Letter, Ramius expressed its belief that the Issuer’s Shares are deeply undervalued and significant opportunities exist to improve the Issuer's operating performance based on actions within the control of management and the Board.  Ramius stated that the Issuer's current market price clearly indicates that the public market is attributing essentially no value for the Issuer's operating business and reflects a lack of confidence in the Issuer's business strategy. Ramius also expressed its concern that the Issuer has taken little action, to date, to adjust the cost structure in-line with current business prospects, specifically noting that, while revenues have declined since fiscal year 2008, operating expenses have actually increased over the same period. Ramius further stated it believes a significant opportunity exists to adjust the cost structure of the Issuer to achieve acceptable operating margins, even at the current revenue run rate, and urged management and the Board to focus its attention on driving cost improvements by re-focusing on the Company’s core businesses and de-emphasizing growth investments in non-core product lines such as WiMAX. Ramius concluded the July 7 letter by stating it has a strong vested interest in the performance of the Issuer as one of the largest shareholders and hopes to work constructively with management and the Board to unlock value for all shareholders.    A copy of the July 7 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 41457P106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,679,404 Shares outstanding, as of May 7, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on July 6, 2010, Value and Opportunity Master Fund beneficially owned 3,293,340 Shares.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct vote: 3,293,340
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,293,340
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on July 6, 2010, Navigation Master Fund beneficially owned 137,400 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 137,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 137,400
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	ROIL

(a)	As of the close of business on July 6, 2010, ROIL beneficially owned 195,660 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 195,660
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 195,660
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ROIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 41457P106

D.	COIL

(a)	As of the close of business on July 6, 2010, COIL beneficially owned 98,600 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 98,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 98,600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 137,400 Shares owned by Navigation Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 137,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 137,400
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Navigation Master Fund during the past 60 days are set forth on Schedule A and are incorporated herein by reference.

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Navigation Master Fund, the managing member of ROIL and the general partner of COIL, may be deemed the beneficial owner of the (i) 137,400 Shares owned by Navigation Master Fund, (ii) 195,660 Shares owned by ROIL and (iii) 98,600 Shares owned by COIL.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 431,660
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 431,660
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by Navigation Master Fund, ROIL and COIL during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 41457P106

G.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 3,293,340 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct vote: 3,293,340
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,293,340
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 3,293,340 Shares owned by Value and Opportunity Master Fund, (ii) 137,400 Shares owned by Navigation Master Fund, (iii) 195,660 Shares owned by ROIL and (iv) 98,600 Shares owned by COIL.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 3,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,725,000
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

I.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 3,293,340 Shares owned by Value and Opportunity Master Fund, (ii) 137,400 Shares owned by Navigation Master Fund, (iii) 195,660 Shares owned by ROIL and (iv) 98,600 Shares owned by COIL.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 3,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,725,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 41457P106

(c)
Cowen has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

J.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 3,293,340 Shares owned by Value and Opportunity Master Fund, (ii) 137,400 Shares owned by Navigation Master Fund, (iii) 195,660 Shares owned by ROIL and (iv) 98,600 Shares owned by COIL.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 3,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,725,000
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 3,293,340 Shares owned by Value and Opportunity Master Fund, (ii) 137,400 Shares owned by Navigation Master Fund, (iii) 195,660 Shares owned by ROIL and (iv) 98,600 Shares owned by COIL.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 3,725,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,725,000
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

L.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 3,293,340 Shares owned by Value and Opportunity Master Fund, (ii) 137,400 Shares owned by Navigation Master Fund, (iii) 195,660 Shares owned by ROIL and (iv) 98,600 Shares owned by COIL.

Percentage: Approximately 6.2%.

CUSIP NO. 41457P106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,725,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,725,000

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 7, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 41457P106

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	July 7 Letter.

99.2
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 7, 2010.

99.3	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated April 26, 2010.

CUSIP NO. 41457P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By: Ramius Advisors, LLC,
       its managing member

COWEN OVERSEAS INVESTMENT LP
By: Ramius Advisors, LLC,
       its general partner

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 41457P106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

54,000	4.9500	05/06/2010
6,210	4.9555	05/06/2010
209,790	4.9621	05/06/2010
45,000	4.6393	05/07/2010
135,000	4.5568	05/10/2010
45,000	4.5117	05/11/2010
67,500	4.6002	05/12/2010
67,500	4.5153	05/14/2010
11,160	4.3199	05/19/2010
33,840	4.3056	05/19/2010
22,500	4.1787	05/20/2010
22,500	4.1772	05/20/2010
42,290	4.3173	05/24/2010
47,710	4.2433	05/25/2010
1,665	4.3751	05/26/2010
33,875	4.3500	05/26/2010
31,500	4.2900	05/26/2010
52,660	4.4297	05/27/2010
21,295	4.4571	05/28/2010
261,900	4.3500	06/01/2010
8,461	4.2709	06/01/2010
630	4.2814	06/02/2010
14,614	4.3333	06/03/2010
135,000	4.2000	06/04/2010
14,070	4.1122	06/04/2010
39,523	4.1480	06/04/2010
68,220	4.0901	06/07/2010
3,510	3.9500	06/07/2010
53,910	4.0054	06/07/2010
45,000	3.9000	06/08/2010
1,620	3.9483	06/08/2010
75,289	3.9394	06/08/2010
204,300	3.7835	06/09/2010
127,078	3.7078	06/09/2010
45,000	3.7000	06/10/2010
1,575	3.6914	06/10/2010
82,305	3.7744	06/10/2010
19,530	3.9766	06/11/2010
26,640	3.9442	06/11/2010
14,760	3.8500	06/14/2010

CUSIP NO. 41457P106

11,160	3.8456	06/14/2010
4,860	3.8000	06/14/2010
40,050	3.8176	06/15/2010
12,240	3.8000	06/16/2010
29,700	3.8137	06/17/2010
3,060	3.8000	06/18/2010
85,500	3.8000	06/18/2010
1,620	3.8051	06/18/2010
7,380	3.8085	06/18/2010
22,500	3.7873	06/22/2010
22,500	3.7500	06/22/2010
7,110	3.7379	06/23/2010
37,890	3.7923	06/23/2010
44,280	3.8000	06/23/2010
23,220	3.8007	06/23/2010
90,000	3.7900	06/24/2010
22,500	3.7500	06/24/2010
180,000	3.7649	06/28/2010
6,210	3.6910	06/28/2010
68,040	3.5970	06/29/2010
74,250	3.6791	06/30/2010
9,540	3.6225	06/30/2010
7,500	3.5200	07/01/2010
97,050	3.5539	07/01/2010
6,225	3.5000	07/01/2010
31,275	3.4894	07/02/2010
153,750	3.4381	07/06/2010

RAMIUS NAVIGATION MASTER FUND LTD

6,000	4.9500	05/06/2010
690	4.9555	05/06/2010
23,310	4.9621	05/06/2010
5,000	4.6393	05/07/2010
15,000	4.5568	05/10/2010
5,000	4.5117	05/11/2010
7,500	4.6002	05/12/2010
7,500	4.5153	05/14/2010
1,240	4.3199	05/19/2010
3,760	4.3056	05/19/2010
2,500	4.1787	05/20/2010
2,500	4.1772	05/20/2010
4,699	4.3173	05/24/2010
5,301	4.2433	05/25/2010
185	4.3751	05/26/2010
3,764	4.3500	05/26/2010
3,500	4.2900	05/26/2010
5,851	4.4297	05/27/2010
2,366	4.4571	05/28/2010

CUSIP NO. 41457P106

29,100	4.3500	06/01/2010
940	4.2709	06/01/2010
70	4.2814	06/02/2010
1,624	4.3333	06/03/2010

RAMIUS OPTIMUM INVESTMENTS LLC

15,000	4.2000	06/04/2010
1,563	4.1122	06/04/2010
4,392	4.1480	06/04/2010
7,580	4.0901	06/07/2010
390	3.9500	06/07/2010
5,990	4.0054	06/07/2010
5,000	3.9000	06/08/2010
180	3.9483	06/08/2010
8,365	3.9394	06/08/2010
22,700	3.7835	06/09/2010
14,120	3.7078	06/09/2010
5,000	3.7000	06/10/2010
175	3.6914	06/10/2010
9,145	3.7744	06/10/2010
2,170	3.9766	06/11/2010
2,960	3.9442	06/11/2010
1,640	3.8500	06/14/2010
1,240	3.8456	06/14/2010
540	3.8000	06/14/2010
4,450	3.8176	06/15/2010
1,360	3.8000	06/16/2010
3,300	3.8137	06/17/2010
340	3.8000	06/18/2010
9,500	3.8000	06/18/2010
180	3.8051	06/18/2010
820	3.8085	06/18/2010
2,500	3.7873	06/22/2010
2,500	3.7500	06/22/2010
790	3.7379	06/23/2010
4,210	3.7923	06/23/2010
4,920	3.8000	06/23/2010
2,580	3.8007	06/23/2010
10,000	3.7900	06/24/2010
2,500	3.7500	06/24/2010
20,000	3.7649	06/28/2010
690	3.6910	06/28/2010
7,560	3.5970	06/29/2010
8,250	3.6791	06/30/2010
1,060	3.6225	06/30/2010

COWEN OVERSEAS INVESTMENT LP

2,500	3.5200	07/01/2010
32,350	3.5539	07/01/2010
2,075	3.5000	07/01/2010
10,425	3.4894	07/02/2010
51,250	3.4381	07/06/2010

CUSIP NO. 41457P106

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chief Operating Officer of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 41457P106

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 41457P106

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 41457P106

SCHEDULE E

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Kevin Kotler Director	Vice Chairman of Gilbert Global Equity Partners	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Chief of Staff	Chief of Staff of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 41457P106

Joseph R. Wright Director	Senior Advisor to The Chart Group, L.P. and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Morgan B. Stark Member of Executive and Operating Committees	Chairman of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Thomas W. Strauss Member of Executive and Operating Committees	President of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Stephen A. Lasota Chief Financial Officer	Chief Financial Officer of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jeffrey M. Solomon Chief Operating Officer, Chief Strategy Officer, Chairman of the Investment Committee and member of the Operating Committee	Chief Operating Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States